                                                                          [LOGO]

                                   CONTACTS:   Paul Thomason
                                               Chief Financial Officer
                                               Tel.: (49) 6131-9310-101

                                               Alexander Hoffmann
                                               EVP Investor Relations
                                               Tel.: 49 6131 / 9310-150
                                               Fax: 49 6131 / 9310-149
                                               investor@primacom.de
                                               Company Web Site: www.primacom.de




                   PRIMACOM REPORTS 2002 FIRST QUARTER RESULTS


MAINZ, GERMANY, May 29, 2002 - PrimaCom AG (Neuer Markt Frankfurt, "PRC"/ID No. 625910; Nasdaq: PCAG) today reported its results for the first quarter ended March 31, 2002.

PRIMACOM AG REPORTS first quarter 2002 revenue of Euro 43.9 million an increase of 13.0 percent over revenue of Euro 38.9 million in the first quarter of 2001. The primary factors which positively impacted revenue growth were the QuickNet acquisition in the Netherlands in the third quarter of 2001, and the growth in our high speed Internet access services in the Netherlands and Germany. High speed Internet access revenue now makes up approximately 9.2 percent of total revenues compared to just 1.7 percent in the same period last year.

Operating loss was reduced from Euro 10,259,000 in the first quarter of 2001 to Euro 1,029,000 in the first quarter of 2002. Changes in the accounting for goodwill, improved operating results and reduced non cash compensation expenses related to the stock option plan accounted for the improvement.

For the first quarter of 2002, Adjusted EBITDA (1) increased by 12.1 percent to Euro 19,246,000 compared with Euro 17,165,000for the first quarter of 2001, primarily as the result of improved operating performance in the broadband sector.

The Company reduced its net loss by 53.3 percent. The net loss for the period was Euro 12,9 million, or Euro 0,65 per basic and diluted share, versus a net loss of Euro 27,7 million, or Euro 1,40 per basic and diluted share, a year ago. The primary factors for the improvement was the decrease in non cash amortization expense associated with the change in accounting for goodwill and the improvement in operating results. The Company adopted the new U.S. GAAP rules on accounting for goodwill and other intangible assets, which resulted in a decrease of Euro 8.8 million to the first quarter's net loss and is expected to result in a decrease in the net loss of approximately Euro 35.3 million per year.


(1) EBITDA : earnings (loss) before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non cash compensation expense related to our stock option plan, and non-operating expenses less non-operating income.

For the first quarter ended March 31, 2002, we passed approximately 560,819 homes with fiber optic cable and served approximately 449,883 homes with networks that are 862 MHz with two way capability. Approximately 326,000 of the ready-for-service homes at March 31, 2002 were owned and operated by Multikabel. The remaining 123,883 ready-for-service homes were upgraded by us in Germany. Including the Multikabel subscribers, approximately 22.7 percent of our homes passed and 29.6 percent of our subscriber base are fully upgraded to 862 MHz and are two-way capable. In addition to analog cable services, these upgraded networks are capable of delivering both digital cable television and high speed Internet access services.

The number of revenue generating units increased by 17,127 from 1,335,768 at March 31, 2001 to 1,352,895 at March 31, 2002. The primary factors responsible for the growth was the increase in high-speed internet access and digital television subscribers.

Revenue from analog cable television was Euro 36.8 million, an increase of 1.7 percent over revenues of Euro 36.2 million in the first quarter of 2001. Rate increases in the Netherlands and Germany accounted for the growth.

BROADBAND PRODUCTS AND SERVICES

At the end of the first quarter ended March 31, 2002, total high-speed internet subscribers reached 39,131, a 59.6 percent increase from the first quarter of 2001 and a 14.8 percent increase over the fourth quarter of 2001. The following table reflects the development of the high speed Internet access product:



    -------------------------------------------------------------------------------------------------------------------
                           1st Quarter        2nd Quarter        3rd Quarter        4th Quarter        1st Quarter
                               2001               2001               2001               2001              2002
    -------------------------------------------------------------------------------------------------------------------
    Ready for service
    homes                    418,000            418,000            439,034            440,883            449,883
    -------------------------------------------------------------------------------------------------------------------
    Internet
    subscribers*)             24,442             26,950             30,853             34,078             39,131
    -------------------------------------------------------------------------------------------------------------------
    Penetration                5.8%               6.4%               7.0%               7.7%               8.7%
    -------------------------------------------------------------------------------------------------------------------
    Revenue
    Euro `000                   662                761               3,183              2,149              4,043
    -------------------------------------------------------------------------------------------------------------------


*) Includes dial up access (3,607 1st Q 2001, 3,360 2nd Q 2001, 3,242 3rd Q
2001, 3,023 4th Q 2001and 2,728 1st Q. 2002)


Average monthly revenue per subscriber (ARPU) was approximately Euro 36.81 in the first quarter of 2002 compared to Euro 9.82 in the first quarter of 2001. The acquisition of Quicknet and elimination of the affiliation agreement accounts for a major portion of the improvement in ARPU, but rate increases in the Netherlands and Germany also played a role.

As of March 31, 2002, PrimaCom reported digital television subscribers of 12,093, a 102 percent increase over first quarter 2001 and a 1.8 percent growth rate over the fourth quarter of 2001. The following table reflects the digital television subscriber growth and penetration:


    -------------------------------------------------------------------------------------------------------------------
                           1st Quarter        2nd Quarter        3rd Quarter        4th Quarter       1st Quarter
                               2001               2001               2001               2001              2002
    -------------------------------------------------------------------------------------------------------------------
    Ready for service
    homes                    418,000            418,000            439,034            440,883            449,883
    -------------------------------------------------------------------------------------------------------------------
    Digital Television        5,997              6,874              7,857              11,875             12,093
    -------------------------------------------------------------------------------------------------------------------
    Penetration                1.4%               1.6%               1.8%               2.7%               2.7%
    -------------------------------------------------------------------------------------------------------------------
    Revenue
    Euro `000                   218                170                249                304                257
    -------------------------------------------------------------------------------------------------------------------


For the first quarter of 2002, digital television subscription fees contributed approximately Euro 257,000 to revenue. ARPU in the first quarter of 2002 was Euro 7.15.

Data communications services contributed over Euro 1.1 million to revenue in the first quarter of 2002, compared with Euro 0.6 million in the first quarter of 2001.



  ---------------------------------------------------------------------------------------------------------------------
                           1st Quarter        2nd Quarter        3rd Quarter        4th Quarter       1st Quarter
                               2001               2001               2001               2001              2002
  ---------------------------------------------------------------------------------------------------------------------
  Ready for service
  homes                      418,000            418,000            439,034            440,883            449,883
  ---------------------------------------------------------------------------------------------------------------------
  Data Communications
  Subscribers                    366                420                758                788                792
  ---------------------------------------------------------------------------------------------------------------------
  Penetration                  0.09%               0.1%               0.2%               0.2%               0.2%
  ---------------------------------------------------------------------------------------------------------------------
  Revenue
  Euro `000                      626                909                918              1,106              1.084
  ---------------------------------------------------------------------------------------------------------------------


Other revenue, which includes among others signal delivery fees and carriage fees charged to programmers, reached Euro 1,7 million for the quarter an increase of 49.0 percent over the first quarter 2001 of Euro 1.1 million.

Financial Position
As of March 31, 2002, PrimaCom's aggregate consolidated indebtedness was Euro
861.4 million, an increase of approximately 8.7 million over year end balances. Indebtedness at March 31, 2002 was comprised of Euro 469.7 million of senior bank debt, Euro 375.6 million of second secured bank debt, Euro 8.4 million of capital lease obligations, and Euro 7.1 million of deferred purchase obligations. Adjusted EBITDA covered interest 1.35 times for the quarter ended March 31, 2002.

Paul Thomason, Speaker of the Executive Board and Chief Financial Officer, commented, "Customer acceptance of high speed Internet service coupled with the acquisition of Quicknet, rate increases for the delivery of analog TV and increased attention to costs and expenses all combined to produce another good quarter. Adjusted EBITDA reached Euro 19.2 million, representing a margin of
43.8 percent. Given
first quarter results and current pacing we believe we remain on track to report between Euro 80 and 82 million Adjusted EBITDA for 2002.

PrimaCom's operating loss was approximately Euro 1.0 Million a substantial improvement over last year and fourth quarter of 2001. While a major portion of the improvement relates to a change in accounting policy for goodwill, we feel the results more accurately reflect the performance of the underlying operations. We believe that PrimaCom will record an operating profit by the fourth quarter of 2002. We look forward to our shareholders meeting on June 5, 2002 and adoption of the new financing which was outlined during our year-end call."

In conjunction with this release, PrimaCom Management will host a conference call, which will be simultaneously broadcast live over the Internet. The call is scheduled for today, May 29, at:

                               5:00 PM (Frankfurt)
                                4:00 PM (London)
                                  11:00 AM EST
                                  10:00 AM CST
                                   8:00 AM PST

From PrimaCom, Paul Thomason, (Finance) Speaker of the Executive Board, Dr. Stefan Schwenkedel (Strategy and Controlling) and Alexander Hoffmann, EVP Investor Relations, will host the call.

Listeners can access the conference call live over the Internet at the Company's web site HTTP://WWW.PRIMACOM.DE. Please allow 5 minutes prior to the call to visit the sites to download and install any necessary audio software. After the call has taken place, its archived version may be accessed at this web sites.

---------------
PRIMACOM AG (Neuer Markt Frankfurt: "PRC" or ID No. "625910" and Nasdaq "PCAG", www.primacom.de) is the fourth largest private network operator with approximately 1 million customers in Germany. PrimaCom provides customers with multi-media services via its own broadband cable network. PrimaCom currently passes approximately 2.0 million households and has approximately 1.3 million customers in Europe. With the introduction of digital television PrimaCom has introduced a range of interactive services that use a set-top box as a platform. The upgraded customers are being served with more than 100 TV and Radio programs, pay-per-view- and high speed internet services. PrimaCom continues to develop as a multi-media communications company


THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. BECAUSE THESE STATEMENTS APPLY TO FUTURE EVENTS, THEY ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING PRIMACOM'S ABSENCE OF AN OPERATING HISTORY SUBSEQUENT TO THE MULTIKABEL ACQUISITION AND ITS TRANSFORMATION TO A BROADBAND COMMUNICATIONS COMPANY, ITS POSSIBLE FUTURE NEED FOR ADDITIONAL FINANCING, COMPETITIVE FACTORS AND RESTRICTIONS IMPOSED BY EXISTING AND POSSIBLE FUTURE DEBT INSTRUMENTS.

--------------------------------------------------------------------------------
                             Financial Tables follow

--------------------------------------------------------------------------------

                                            PRIMACOM AG AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                                   (IN THOUSAND)
                                                    (UNAUDITED)



                                                                               FOR THREE MONTHS ENDED MARCH 31,
                                                                               ----------------------------------
                                                                                  2001       2002       2002
                                                                               ----------------------------------
                                                                                  EURO       EURO        US$
Revenues................................................................         38.852     43.900     38.268
Operating costs and expenses:
   Operations...........................................................          9.162     11.500     10.025
   Selling, general and administrative..................................          9.488      9.960      8.682
   Corporate overhead...................................................          3.881      3.705      3.230
   Depreciation and amortization........................................         26.580     19.764     17.228
                                                                               ----------------------------------
   Total................................................................         49.111     44.929     39.165
                                                                               ----------------------------------

Operating loss..........................................................        (10.259)    (1.029)      (897)
Interest expense:
   Bank debt............................................................         16.660     14.015     12.217
   Sale-leaseback.......................................................            371        250        218
                                                                               ----------------------------------
   Total................................................................         17.031     14.265     12.435
                                                                               ----------------------------------

Other income (expense)..................................................            205          0          0
                                                                               ----------------------------------
Loss from continuing operations before income
   taxes and other items................................................        (27.085)   (15.294)   (13.332)
Income tax benefit......................................................            460      2.420      2.110
                                                                               ----------------------------------
Loss from  operations before minority interest and equity earnings......        (26.625)   (12.874)   (11.222)
Minority interest in net income of subsidiaries.........................            (36)       (14)       (12)
Equity loss in affiliate................................................            (64)          0          0
                                                                               ----------------------------------
Loss from continuing operations.........................................        (26.725)   (12.888)   (11.234)
Extraordinary loss......................................................              0          0          0
Cumulative effect of change in accounting principle.....................           (946)         0          0
                                                                               ----------------------------------

Net loss................................................................        (27.671)   (12.888)   (11.234)
                                                                               ==================================

Loss per share:
    Basic and diluted:                                                            (1,40)     (0,65)     (0,57)


EBIT....................................................................        (10.259)    (1.029)      (897)
EBITDA..................................................................         16.321     18.735     16.331
EBITDA Margin...........................................................          42,0%      42,7%      42,7%
ADJUSTED EBITDA.........................................................         17.165     19.246     16.776
ADJUSTED EBITDA Margin..................................................          44,2%      43,8%      43,8%


                                     PRIMACOM AG AND SUBSIDIARIES

                                     CONSOLIDATED BALANCE SHEETS
                                            (IN THOUSANDS)



                                                 DEC. 31                     MARCH 31,
                                              --------------   ------------------------------------
                                                  2001                2002              2002
                                              --------------   -------------------  ---------------
                                                                  (UNAUDITED)        (UNAUDITED)
                                                  EURO                EURO               US$
Cash.......................................        2.933               2.259             1.969
Trade accounts receivable - net............        8.177               7.718             6.728
Other current assets.......................       10.762              13.790            12.021
                                              --------------   -------------------  ---------------
Total current assets.......................       21.872              23.767            20.718

Property and equipment - net...............      576.695             568.376           495.455
Goodwill - net.............................      320.095             320.346           279.247
Customer lists - net.......................       53.055              51.752            45.112
Deferred tax assets........................       61.439              63.993            55.783
Other assets...............................       48.409              54.420            47.437
                                              --------------   -------------------  ---------------
TOTAL ASSETS...............................    1.081.565           1.082.654           943.752
                                              ==============   ===================  ===============

Accounts payable...........................       25.157              28.577            24.911
Accrued expenses...........................       31.331              30.400            26.500
Deferred revenue...........................        2.225               4.472             3.898
Deferred purchase obligations..............       10.984               7.057             6.152
Sale-leaseback obligations - current.......        3.976               3.787             3.301
Bank and other debt - current..............          554                 552               481
                                              --------------   -------------------  ---------------
Total current liabilities..................       74.227              74.845            65.243

Sale leaseback - obligations...............        5.617               4.630             4.036
Convertible Second Secured Loan............            0             375.625           327.428
Revolving Credit Facility and other debt...      831.529             469.715           409.458
                                              --------------   -------------------  ---------------
TOTAL LIABILITIES..........................      911.373             924.815           806.165

Minority interest..........................          200                 224               195

SHAREHOLDERS' EQUITY
Registered capital.........................       50.582              50.582            44.092
Additional paid-in capital.................      359.754             360.265           314.044
Accumulated deficit........................     (240.344)           (253.232)         (220.744)
                                              --------------   -------------------  ---------------
TOTAL SHAREHOLDERS' EQUITY.................      169.992             157.615           137.392
TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY..................    1.081.565           1.082.654           943.752
                                              ==============   ===================  ===============
